CUSIP No. 00851L103

  UNITED STATES

  SECURITIES AND EXCHANGE COMMISSION

  Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d—102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO §240.13d-1(b), (c) AND
(d) AND

AMENDMENTS THERETO FILED PURSUANT TO §240.13d-2.

(Amendment No. 1)*

Agora, Inc.

(Name of Issuer)

Class A Ordinary Shares, par value US$0.0001 per share

(Title of Class of Securities)

00851L103**
(CUSIP Number)

December 31, 2021

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

**CUSIP number 00851L103 has been assigned to the American Depositary Shares (“ADSs”) of the Company, which are quoted on the Nasdaq Global Select Market under the symbol “API”. Each ADS represents 4 Class A Ordinary Shares.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 00851L103

1.	Names of Reporting Persons SIG China Investments Master Fund III, LLLP

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0 (1)(2)

	6.	Shared Voting Power 5,219,012 (1)(2)

	7.	Sole Dispositive Power 0 (1)(2)

	8.	Shared Dispositive Power 5,219,012 (1)(2)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,219,012 (1)(2)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 1.5%

12.	Type of Reporting Person (See Instructions) PN

(1) SIG China Investments Master Fund III, LLLP, together with SIG Global China Fund I, LLLP, Heights Capital Management, Inc., and SIG Asia Investment, LLLP, may be deemed a group.  For purposes of this report, we have indicated that each reporting person has sole voting and dispositive power with respect to the shares beneficially owned by it and that the reporting persons have shared voting and dispositive power with respect to all shares beneficially owned by all of the reporting persons.  Each of the reporting persons disclaims beneficial ownership of shares owned directly by another reporting person.

(2) SIG Asia Investment, LLLP is the investment manager to SIG China Investments Master Fund III, LLLP and to SIG Global China Fund I, LLLP and as such may exercise voting and dispositive power over these shares. Heights Capital Management, Inc. is the investment manager to SIG Asia Investment, LLLP and as such may exercise voting and dispositive power over these shares.

CUSIP No. 00851L103

1.	Names of Reporting Persons SIG Global China Fund I, LLLP

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 5,219,012 (1)(2)

	6.	Shared Voting Power 5,219,012 (1)(2)

	7.	Sole Dispositive Power 5,219,012 (1)(2)

	8.	Shared Dispositive Power 5,219,012 (1)(2)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,219,012 (1)(2)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 1.5%

12.	Type of Reporting Person (See Instructions) PN

(1) SIG China Investments Master Fund III, LLLP, together with SIG Global China Fund I, LLLP, Heights Capital Management, Inc., and SIG Asia Investment, LLLP, may be deemed a group.  For purposes of this report, we have indicated that each reporting person has sole voting and dispositive power with respect to the shares beneficially owned by it and that the reporting persons have shared voting and dispositive power with respect to all shares beneficially owned by all of the reporting persons.  Each of the reporting persons disclaims beneficial ownership of shares owned directly by another reporting person.

(2) SIG Asia Investment, LLLP is the investment manager to SIG China Investments Master Fund III, LLLP and to SIG Global China Fund I, LLLP and as such may exercise voting and dispositive power over these shares. Heights Capital Management, Inc. is the investment manager to SIG Asia Investment, LLLP and as such may exercise voting and dispositive power over these shares.

CUSIP No. 00851L103

1.	Names of Reporting Persons SIG Asia Investment, LLLP

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0 (1)(2)

	6.	Shared Voting Power 5,219,012 (1)(2)

	7.	Sole Dispositive Power 0 (1)(2)

	8.	Shared Dispositive Power 5,219,012 (1)(2)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,219,012 (1)(2)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 1.5%

12.	Type of Reporting Person (See Instructions) PN

(1) SIG China Investments Master Fund III, LLLP, together with SIG Global China Fund I, LLLP, Heights Capital Management, Inc., and SIG Asia Investment, LLLP, may be deemed a group.  For purposes of this report, we have indicated that each reporting person has sole voting and dispositive power with respect to the shares beneficially owned by it and that the reporting persons have shared voting and dispositive power with respect to all shares beneficially owned by all of the reporting persons.  Each of the reporting persons disclaims beneficial ownership of shares owned directly by another reporting person.

(2) SIG Asia Investment, LLLP is the investment manager to SIG China Investments Master Fund III, LLLP and to SIG Global China Fund I, LLLP and as such may exercise voting and dispositive power over these shares. Heights Capital Management, Inc. is the investment manager to SIG Asia Investment, LLLP and as such may exercise voting and dispositive power over these shares.

CUSIP No. 00851L103

1.	Names of Reporting Persons Heights Capital Management, Inc.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0 (1)(2)

	6.	Shared Voting Power 5,219,012 (1)(2)

	7.	Sole Dispositive Power 0 (1)(2)

	8.	Shared Dispositive Power 5,219,012 (1)(2)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,219,012 (1)(2)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 1.5%

12.	Type of Reporting Person (See Instructions) CO

(1) SIG China Investments Master Fund III, LLLP, together with SIG Global China Fund I, LLLP, Heights Capital Management, Inc., and SIG Asia Investment, LLLP, may be deemed a group.  For purposes of this report, we have indicated that each reporting person has sole voting and dispositive power with respect to the shares beneficially owned by it and that the reporting persons have shared voting and dispositive power with respect to all shares beneficially owned by all of the reporting persons.  Each of the reporting persons disclaims beneficial ownership of shares owned directly by another reporting person.

(2) SIG Asia Investment, LLLP is the investment manager to SIG China Investments Master Fund III, LLLP and to SIG Global China Fund I, LLLP and as such may exercise voting and dispositive power over these shares. Heights Capital Management, Inc. is the investment manager to SIG Asia Investment, LLLP and as such may exercise voting and dispositive power over these shares.

CUSIP No. 00851L103

Item 1.
(a)	Name of Issuer Agora, Inc. (the “Company”)
(b)	Address of Issuer’s Principal Executive Offices Floor 8, Building 12 Phase III of ChuangZhiTianDi 333 Songhu Road Yangpu District, Shanghai People’s Republic of China

Item 2.
(a)

Name of Person Filing

This statement is filed by the entities listed below, who are collectively referred to herein as “Reporting Persons” with respect to the Class A Ordinary Shares, par value US$0.00001 per share, of the Company (the “Shares”).

(i) SIG China Investments Master Fund III, LLLP

(ii) SIG Global China Fund I, LLLP

(iii) SIG Asia Investment, LLLP

(iv) Heights Capital Management, Inc.

(b)

Address of Principal Business Office or, if none, Residence

The address of the principal business office of each of SIG China Investments Master Fund III, LLLP, SIG Global China Fund I, LLLP, and SIG Asia Investment, LLLP is:

One Commerce Center

1201 N. Orange Street, Suite 715

Wilmington, DE 19801

The address of the principal business office of Heights Capital Management, Inc. is:

101 California Street, Suite 3250

San Francisco, California 94111

(c)	Citizenship Citizenship is set forth in Row 4 of the cover page for each Reporting Person hereto and is incorporated herein by reference for each such Reporting Person.
(d)	Title of Class of Securities Class A Ordinary Shares, par value US$0.0001 per share
(e)

CUSIP Number

CUSIP number 00851L103 has been assigned to the American Depositary Shares (“ADSs”) of the Company, which are quoted on the Nasdaq Global Select Market under the symbol “API”. Each ADS represents 4 Class A Ordinary Shares.

CUSIP No. 00851L103

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

	(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

	(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

	(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

	(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

	(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

	(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

	(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

	(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

	(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

	(j)	☐	A non-U.S. institution in accordance with § 240.13d–1(b)(1)(ii)(J);

	(k)	☐	Group, in accordance with § 240.13d–1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with § 240.13d–1(b)(1)(ii)(J), please specify the type of institution:_________________________

Item 4.	Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

The information required by Items 4(a) - (c) is set forth in Rows 5 - 11 of the cover page for each Reporting Person hereto and is incorporated herein by reference for each such Reporting Person.

The number of Shares reported as beneficially owned by SIG Global China Fund I, LLLP consists of 1,304,753 ADSs.

The Company’s Annual Report on Form 20-F, filed on March 26, 2021, indicates there were 347,302,624 Shares outstanding as of December 31, 2020.

SIG Asia Investment, LLLP, which serves as the investment manager to SIG China Investments Master Fund III, LLLP, and SIG Global China Fund I, LLLP, may be deemed to be the beneficial owner of all Shares owned by SIG China Investments Master Fund III, LLLP and SIG Global China Fund I, LLLP, respectively. Heights Capital Management, Inc., which serves as the investment manager to SIG Asia Investment, LLLP, may be deemed to be the beneficial owner of all Shares owned by SIG China Investments Master Fund III and SIG Global China Fund I, LLLP. Each of the Reporting Persons hereby disclaims any beneficial ownership of any such Shares, except for their pecuniary interest therein.

CUSIP No. 00851L103

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☒

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not Applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person

Not Applicable

Item 8.	Identification and Classification of Members of the Group

Not Applicable

Item 9.	Notice of Dissolution of Group

Not Applicable

Item 10.	Certification

Not Applicable

CUSIP No. 00851L103

Signature

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: February 11, 2022

SIG China Investments Master Fund III, LLLP

By:	SIG Asia Investment, LLLP,
By:	pursuant to a Limited Power of Attorney, a copy of which was previously filed Heights Capital Management, Inc., Pursuant to a Limited Power of Attorney, a copy of which was previously filed

By:	/s/ Michael Spolan
Name:	Michael Spolan
Title:	General Counsel

SIG Global China Fund I, LLLP

By:	SIG Asia Investment, LLLP,
By:	pursuant to a Limited Power of Attorney, a copy of which was previously filed Heights Capital Management, Inc., Pursuant to a Limited Power of Attorney, a copy of which was previously filed

By:	/s/ Michael Spolan
Name:	Michael Spolan
Title:	General Counsel

SIG Asia Investment, LLLP

By:	Heights Capital Management, Inc., Pursuant to a Limited Power of Attorney, a copy of which was previously filed

By:	/s/ Michael Spolan
Name:	Michael Spolan
Title:	General Counsel

Heights Capital Management, Inc.

By:	/s/ Michael Spolan
Name:	Michael Spolan
Title:	General Counsel

CUSIP No. 00851L103

EXHIBIT INDEX

Exhibit	Description

I	Limited Power of Attorney for SIG China Investments Master Fund III, LLLP*

II	Limited Power of Attorney for SIG Global China Fund I, LLLP*

III	Limited Power of Attorney for SIG Asia Investment, LLLP*

IV	Joint Filing Agreement*

*Previously filed